Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   31-Aug-2019

Amounts in USD

Dates

Collection Period No.	50			
Collection Period (from... to)	1-Aug-2019	31-Aug-2019		
Determination Date	12-Sep-2019			
Record Date	13-Sep-2019			
Distribution Date	16-Sep-2019			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Aug-2019	16-Sep-2019	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2019	15-Sep-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	215,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	441,580,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	157,000,000.00	43,971,074.06	34,487,881.96	9,483,192.10	60.402497	0.219668
Total Note Balance	**1,505,580,000.00**	**43,971,074.06**	**34,487,881.96**	**9,483,192.10**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	82,575,776.19	73,092,584.09			
Yield Supplement Overcollateralization Amount	72,757,380.27	2,563,186.32	2,222,989.13			
Pool Balance	**1,616,945,465.46**	**85,138,962.51**	**75,315,573.22**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.465130%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.750000%	64,124.48	0.408436	9,547,316.58	60.810934
Total		**$64,124.48**		**$9,547,316.58**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	9,695,383.87	(1) Total Servicing Fee	70,949.14
Interest Collections	208,853.06	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	48,534.88	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	52,239.61	(3) Interest Distributable Amount Class A Notes	64,124.48
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	24,191.15	(6) Regular Principal Distributable Amount	9,483,192.10
Available Collections	**10,029,202.57**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	410,936.85
Available Funds	**10,029,202.57**		
		Total Distribution	**10,029,202.57**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	70,949.14	70,949.14	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	64,124.48	64,124.48	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	64,124.48	64,124.48	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	64,124.48	64,124.48	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	9,483,192.10	9,483,192.10	0.00
Aggregate Principal Distributable Amount	9,483,192.10	9,483,192.10	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,890.91
minus Net Investment Earnings	6,890.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,890.91
Net Investment Earnings on the Collection Account	17,300.24
Investment Earnings for the Collection Period	24,191.15

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sales and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on September 16, 2019 (the "Redemption Date") and has deposited $34,487,881.96 into the Note Payment Account to redeem the balance of the Class A-4 notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	85,138,962.51	12,041
Principal Collections	7,323,201.49	
Principal Collections attributable to Full Pay-offs	2,372,182.38	
Principal Purchase Amounts	0.00	
Principal Gross Losses	128,005.42	
Pool Balance end of Collection Period	75,315,573.22	11,265
Pool Factor	4.66%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.90%
Weighted Average Number of Remaining Payments	54.86	13.59
Weighted Average Seasoning (months)	10.12	57.06

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	74,386,911.63	11,165	98.77%
31-60 Days Delinquent	722,416.74	82	0.96%
61-90 Days Delinquent	175,679.63	13	0.23%
91-120 Days Delinquent	30,565.22	5	0.04%
Total	75,315,573.22	11,265	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	128,005.42	11	16,594,533.97	711
Principal Net Liquidation Proceeds	48,390.90		3,599,081.15	
Principal Recoveries	51,061.47		7,968,410.13	
Principal Net Loss / (Gain)	28,553.05		5,027,042.69	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.427%
Prior Collection Period	0.692 %
Second Prior Collection Period	(0.304%)
Third Prior Collection Period	(1.486%)
Four Month Average	(0.168%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance   0.311%

Average Net Loss / (Gain)   7,070.38

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.